UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Aftersoft Group, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

00210T102
(CUSIP Number of Class of Securities)

Wynnefield Partners Small Cap Value, L.P.
450 Seventh Avenue, Suite 509
New York, New York 10123
Attention: Mr. Nelson Obus
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:

Shahe Sinanian, Esq.
Greenberg Traurig, LLP
200 Park Avenue
New York, New York 10166
(212) 801-9200

November 25, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

(continued on following pages)

CUSIP No. 00210T102 13D

1. NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS OO (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6. CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES	7. SOLE VOTING POWER 2,888,196 shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER 2,888,196 shares (See Item 5)
WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,888,196 shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1% (See Item 5)
14. TYPE OF REPORTING PERSON PN

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CUSIP NO. 00210T102 13D

1. NAME OF REPORTING PERSON Wynnefield Partners Small Cap Value, L.P. I
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS OO (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6. CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES	7. SOLE VOTING POWER 3,355,919 shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER 3,355,919 shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,355,919 shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6% (See Item 5)
14. TYPE OF REPORTING PERSON PN

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CUSIP NO. 00210T102 13D

1. NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore Fund, Ltd.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS OO (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)
6. CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES	7. SOLE VOTING POWER 4,954,965 shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER 4,954,965 shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,954,965 shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% (See Item 5)
14. TYPE OF REPORTING PERSON CO

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CUSIP NO. 00210T102 13D

1. NAME OF REPORTING PERSON: Wynnefield Capital Management LLC
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS OO (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6. CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES	7. SOLE VOTING POWER 6,244,115 (1) shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER 6,244,115 (1) shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,244,115 (1) shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (See Item 5)
14. TYPE OF REPORTING PERSON OO (Limited Liability Company)
(1) Wynnefield Capital Management, LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I.

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CUSIP NO. 00210T102 13D

1. NAME OF REPORTING PERSON: Wynnefield Capital, Inc.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS OO (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6. CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES	7. SOLE VOTING POWER 4,954,965 (1) shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER 4,954,965 (1) shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,954,965 (1) shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% (See Item 5)
14. TYPE OF REPORTING PERSON CO
(1) Wynnefield Capital, Inc. holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd.

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CUSIP NO. 00210T102 13D

1. NAME OF REPORTING PERSON: Channel Partnership II, L.P.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS OO (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6. CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES	7. SOLE VOTING POWER 1,250,000 shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER 1,250,000 shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000 shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3% (See Item 5)
14. TYPE OF REPORTING PERSON PN

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CUSIP NO. 00210T102 13D

1. NAME OF REPORTING PERSON: Nelson Obus
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS OO (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	7. SOLE VOTING POWER 12,449,080 (1) shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER 12,449,080 (1) shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,449,080 (1) shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0% (See Item 5)
14. TYPE OF REPORTING PERSON IN
(1) Mr. Obus may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd. and Channel Partnership II, L.P. because he is a co-managing member of Wynnefield Capital Management, LLC, a principal executive officer of Wynnefield Capital, Inc. (the investment manager of Wynnefield Small Cap Value Offshore Fund) and the general partner of Channel Partnership II, L.P. The filing of this Statement and any future amendment by Mr. Obus, and the inclusion of information herein and therein with respect to Mr. Obus, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest. Mr. Obus disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

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CUSIP NO. 00210T102 13D

1. NAME OF REPORTING PERSON: Joshua Landes
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS OO (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	7. SOLE VOTING POWER 11,199,080 (1) shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER 11,199,080 (1) shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,199,080 (1) shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7% (See Item 5)
14. TYPE OF REPORTING PERSON IN
(1) Mr. Landes may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, and Wynnefield Small Cap Value Offshore Fund, Ltd., because he is a co-managing member of Wynnefield Capital Management, LLC and a principal executive officer of Wynnefield Capital, Inc. The filing of this Statement and any future amendment by Mr. Landes, and the inclusion of information herein and therein with respect to Mr. Landes, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest. Mr. Landes disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

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EXPLANATORY STATEMENT

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Aftersoft Group, Inc. (the “Issuer”). This Amendment amends and supplements the Items set forth below of the Wynnefield Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on March 3, 2008 (the “Schedule 13D”). Terms defined in the Schedule 13D are used herein with the same meaning.

Item 3. Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 hereof, the Wynnefield Reporting Persons received 6,199,076 shares of Common Stock (since the filing of the Schedule 13D) as a result of dividend distributions from the former parent of the Issuer. Therefore, no funds of the Wynnefield Reporting Persons were used to acquire the shares.

Item 4. Purposes Of Transaction.

On November 24, 2008, Auto Data Network, Inc. (“ADNW”), the former parent of the Issuer, distributed to its shareholders as a dividend the 71,250,000 shares of Common Stock that ADNW owned at such time, in order to complete the previously announced spin-off of the Issuer. By virtue of the Wynnefield Reporting Persons’ interest in ADNW, they received a total of 6,199,076 shares of Common Stock as their portion of the dividend payment.

Item 5. Interests in Securities of the Issuer.

(a) - (c) As of December 3, 2008, the Wynnefield Reporting Persons beneficially owned, in the aggregate, 12,499,080 shares of Common Stock, constituting approximately 13.0% of the outstanding shares of Common Stock. As required under the regulations of the U.S. Securities and Exchange Commission (SEC), those shares include 3,125,002 shares of Common Stock which may be acquired upon the exercise of warrants held by the Wynnefield Reporting Persons. All percentages set forth in this Amendment are based on the Issuer's report on Form 10-Q for the quarter ended September 30, 2008, as filed with the SEC on November 12, 2008, as to the number of outstanding shares of Common Stock (92,816,110). If the warrants purchased by the Wynnefield Reporting Persons were exercised, the total number of shares outstanding would be 95,941,112, and it is that number of shares outstanding that was used in the calculation of total ownership percentage.

The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Wynnefield Reporting Persons listed:

Name	Number of Shares	Approximate Percentage of Outstanding Shares
Wynnefield Partners	2,888,196	3.1%
Wynnefield Partners I	3,355,919	3.6%
Wynnefield Offshore	4,954,965	5.3%
Channel	1,250,000	1.3%

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Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this Schedule 13D for each of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 12,449,124 shares of Common Stock, constituting approximately 13.0% of the outstanding shares of Common Stock.

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SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: December 4, 2008 WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By: Wynnefield Capital Management, LLC,
General Partner

By:  /s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By: Wynnefield Capital Management, LLC,
General Partner

By:  /s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc.

By:  /s/ Nelson Obus
Nelson Obus, President

Channel Partnership II, L.P.

By:  /s/ Nelson Obus
Nelson Obus, General Partner

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:  /s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By:  /s/ Nelson Obus
Nelson Obus, President

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua Landes
Joshua Landes, Individually

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